May 22, 2009 VIA FACSIMILE AND EDGAR	OUR FILE NUMBER 144,688-017 WRITER’S DIRECT DIAL (415) 984-8793
Peggy Kim, Special Counsel Office of Mergers & Acquisitions Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-3628	WRITER’S E-MAIL ADDRESS bchristensen@omm.com

Re:	Cell Therapeutics, Inc.
Amendment No. 4 to Schedule TO-I filed May 20, 2009
Amendment No. 3 to Schedule TO-I filed May 19, 2009
Amendment No. 2 to Schedule TO-I filed May 15, 2009
Amendment No. 1 to Schedule TO-I filed May 13, 2009
Schedule TO-I filed May 12, 2009
File No. 5-48459

Dear Ms. Kim:

On behalf of Cell Therapeutics, Inc, a Washington corporation (“CTI” or the “Company”), this letter responds to the comments received from you on behalf of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), in a letter dated May 19, 2009 (the “Comment Letter”). For ease of reference in this letter, the Staff’s comments contained in the Comment Letter appear in bold directly above CTI’s responses.

Offer to Exchange

1. We note that you appear to be conducting a single offer with respect to the five classes of convertible notes. Please note that Rule 13e-4(a)(2) defines the term “issuer tender offer” as a “tender offer for, or a request or invitation for tenders of, any class of equity security….” Please revise to disclose the separate amounts sought in each of the five exchange offers. Refer to Item 1004(a)(1)(i) of Regulation M-A. In addition, please revise to disclose that in the event that the offers are oversubscribed, the notes will be accepted on a pro rata basis for each class of convertible notes.

Peggy Kim, Special Counsel, May 22, 2009 - Page 2

Response:

In response to the Staff’s comment, CTI will amend its Schedule TO-I filed May 12, 2009, as amended and supplemented through the date hereof (the “Schedule TO-I”), and the other documents relating to the exchange offer described in its Schedule TO-I (the “Exchange Offer”) to disclose separate aggregate principal amounts sought for each of the five series of convertible notes subject to the Exchange Offer (the “Notes”). CTI will also amend the Schedule TO-I and the other Exchange Offer documents to disclose that, in the event that any offer is oversubscribed, the Notes tendered in such offer will be accepted on a pro rata basis.

2. We note that the exact number of shares that security holders will receive in the offer depends on the 10-day VWAP which will be announced on June 3, 2009 and that the offer will expire on June 10, 2009. Please revise so that at least ten business days remain in the offer after the exact number of shares being offered is known. Refer to Rule 13e-4(f)(1)(ii).

Response:

CTI acknowledges the Staff’s comment “that the exact number of shares that security holders will receive in the offer depends on the 10-day VWAP which will be announced on June 3, 2009 and that the offer will expire on June 10, 2009,” but respectfully requests that the Staff reconsider its position in light of the Commission’s No-Action Letter, dated September 13, 2004, to TXU Corporation (“TXU”) (such letter, the “TXU Letter”) and the Commission’s No-Action Letter, dated August 11, 1995, to Lazard Frères & Co. (such letter, the “Lazard Letter” and, together with the TXU Letter, the “No-Action Letters”). CTI believes that, pursuant to the No-Action Letters, the Exchange Offer, as described in the Schedule TO-I, complies with Rule 13e-4(f)(1)(ii) and related tender offer rules. Accordingly, as described more fully below, CTI does not believe that it should be required to revise the Schedule TO-I so that at least 10 business days will remain in the Exchange Offer after the 10-day VWAP is known (i.e., after the end of the 10-day VWAP period).

THE TXU LETTER

In the TXU Letter, the Staff granted TXU’s request not to recommend that the Commission take enforcement action under Rules 13e-4(d)(1), 13e-4(f)(1)(ii), and 14e-1(b) in connection with a proposed issuer tender offer (or offers) for certain of TXU’s outstanding securities, including its convertible notes. There are a number of similarities between the Exchange Offer and the facts and circumstances identified by the Staff in the TXU Letter as being relevant to its no-action determination. In particular, CTI believes that the features of the Exchange Offer listed below are analogous to factors described in the TXU Letter.

Similarities with the TXU Letter:

1.	The Notes, although not listed on any securities exchange or quoted on any automated quotation system, are traded at prices that are related to the trading price of the Company’s common stock.

Peggy Kim, Special Counsel, May 22, 2009 - Page 3

2.	The Schedule TO-I discloses the formula for determining the number of shares of the Company’s common stock that will be exchanged for Notes tendered in the Exchange Offer based on the 10-day volume weighted average trading price (“VWAP”) for the Company’s common stock, with such formula disclosed in the Schedule TO-I disseminated to the holders of the Notes and to remain fixed throughout the duration of the Exchange Offer (unless amended and extended).

3.	The Schedule TO-I discloses (i) the number of trading days for determining the 10-day VWAP for the Company’s common stock, and (ii) the minimum and maximum values of Exchange Consideration (as defined in the Schedule TO-I) being offered.

4.	The Company’s common stock is listed on the Nasdaq Capital Market.

5.	The Company will amend the Schedule TO-I to provide a toll-free number for the information agent for the Exchange Offer that holders of Notes may call to determine, during the 10-day VWAP period, a representative volume weighted average trading price of the Company’s common stock calculated based on the number of trading days that have elapsed as of the date of inquiry since the commencement of the 10-day VWAP period.

6.	As disclosed in the Schedule TO-I, the Company will announce the results of the 10-day VWAP on June 3, 2009. The Company will also amend the Schedule TO-I to expressly provide for such announcement to be made through the issuance of a press release before the opening of trading, and a same-day amendment to the Schedule TO-I.

With regard to point #1 above, CTI’s rationale for utilizing a 10-day VWAP formula to determine the number of shares of common stock to be exchanged for the portion of the Exchange Consideration consisting of shares of common stock is based on CTI’s observation over the past several months that there is a significant correlation between the trading prices of the common stock, on the one hand, and the Notes, on the other hand. Since CTI believes there is a strong relationship between the value of Exchange Consideration at which holders of Notes would be willing to exchange their respective Notes and the trading price of the common stock, CTI has structured the Exchange Offer to account for this relationship.

With regard to point #2 above, CTI notes that the TXU Letter contemplated an all-cash tender offer, with the purchase price to be determined by reference to the VWAP for TXU’s common stock during a period of at least 10 consecutive trading days during the tender offer period, subject to fixed minimum and maximum purchase prices. Thus, the TXU formula used a value to be assigned to TXU’s common stock by reference to the VWAP in order to determine a dollar amount to be paid in cash by TXU in the tender offer within a specified price range. CTI acknowledges that the Exchange Offer works in a slightly different manner by using a value to be assigned to CTI’s common stock by reference to the 10-day VWAP in order to determine the number of shares that will constitute the common stock portion of the Exchange Consideration, with the dollar value of such Exchange Consideration to be within a specified range (to be determined by means of the “Modified Dutch Auction” procedure disclosed in the

Peggy Kim, Special Counsel, May 22, 2009 - Page 4

Schedule TO-I). CTI also notes the Staff’s suggestion that the Exchange Offer formula is not a true “formula” within the meaning of the TXU Letter. However, CTI respectfully disagrees with the Staff’s suggestion that the Exchange Offer formula is not a true formula within the meaning of the TXU Letter. In fact, CTI believes that the Exchange Offer formula should be viewed as functionally equivalent to the TXU Letter formula notwithstanding the slight difference discussed above since (i) both formulas simply interchange the price of the applicable common stock (as determined in each case using the applicable VWAP during a fixed period of time) with a particular dollar value for purposes of payment of the applicable tender offer consideration, and (ii) both formulas disclose the method for calculating the amount of the applicable tender offer consideration in the initial tender offer documents.1 Furthermore, CTI believes that such difference is not relevant to the protection of investors and that the Schedule TO-I satisfies Rule 13e-4(d)(1)’s requirement that the Schedule TO-I include the “type and amount of consideration offered to security holders,”2 without the need for further amendment or extension of the Exchange Offer.

With regard to point #6 above, CTI recognizes that there are certain differences between the announcement of the 10-day VWAP for the Exchange Offer and the corresponding facts and circumstances identified in the TXU Letter. Specifically, in the TXU Letter, TXU stated that (i) the final cash offer price would be determined at least two trading days prior to the scheduled expiration of the tender offer, (ii) TXU would issue a press release to publicly announce the final offer price prior to the opening of trading on the second trading day prior to the expiration of the tender offer, and (iii) TXU would file an amendment to its Schedule TO on the same date setting forth the final offer price. In contrast, as discussed in point #6 above, CTI will announce on June 3, 2009, through the issuance of a press release before the opening of trading and a same-day amendment to the Schedule TO-I, the results of the 10-day VWAP. This announcement will take place on the sixth trading day prior to the expiration of the Exchange Offer on June 10, 2009. CTI will not announce the final value of the Exchange Consideration on June 3, solely because such value is to be determined through the “Modified Dutch Auction” procedure described in the Schedule TO-I. The announcement of the 10-day VWAP will enable holders

[1]	Disregarding the cash portion of the Exchange Consideration, the Exchange Offer formula works as follows:

Consideration Received (Shares) =	Dollar Value of Exchange Consideration
10-day VWAP

Similarly, the TXU Letter formula with respect to the non-fixed portion of the tender offer consideration was: Consideration Received (Cash) = (VWAP) • (Fixed Multiple), where “VWAP” was the volume weighted average trading price of TXU’s common stock for at least 10 consecutive trading days during the tender offer period and “Fixed Multiple” was a predetermined fraction or number, each to be specified in the initial TXU tender offer. The TXU Letter formula can be mathematically rearranged as follows:

Fixed Multiple =	Consideration Received (Cash)
VWAP

This illustration highlights that both the Exchange Offer formula and the TXU Letter formula provide a means to translate a certain number of shares of common stock into a corresponding dollar value (or vice versa) by reference to the applicable VWAP.

[2]	Regulation M-A, Item 1004(a)(1)(ii).

Peggy Kim, Special Counsel, May 22, 2009 - Page 5

who are considering tendering Notes or who have already tendered Notes to determine the number of shares of CTI’s common stock that such holders would receive at different values of Exchange Consideration within the range specified in the Schedule TO-I.

The differences discussed in the immediately preceding paragraph arise solely because the final consideration amount in the Exchange Offer will be determined by means of the “Modified Dutch Auction” procedure described in the Schedule TO-I. As such, CTI and the tendering holders of Notes will not know the final value of Exchange Consideration until after the expiration of the Exchange Offer on June 10, 2009 (or later, if extended). Because CTI’s use of the “Modified Dutch Auction” pricing procedure is not at issue, CTI does not believe that differences between the Exchange Offer and the facts and circumstances of the TXU Letter that result solely from the use of such procedure (as compared to the single offering price proposed to be used in the TXU Letter) should result in a different conclusion as to whether CTI is required to extend the Exchange Offer following announcement of the 10-day VWAP.

With regard to the other similarities to the TXU Letter listed above in points #3, #4, and #5, the Exchange Offer is not distinguishable on those points. Furthermore, as discussed above, the differences between the relevant facts and circumstances described in the TXU Letter and those of the Exchange Offer are immaterial to the questions of whether the disclosure in the Schedule TO-I satisfies (i) Rule 13e-4(d)(1)’s requirement that the Schedule TO-I include the type and amount of consideration offered to security holders and (ii) Rule 13e-4(f)(1)(ii)’s requirement that the Exchange Offer remain open for at least 10 business days from the date notice is given of an increase or decrease in the consideration being offered. CTI therefore feels that similar considerations as were discussed in the TXU Letter should apply to the Exchange Offer and that the Staff should not require that at least 10 business days remain in the Exchange Offer after the 10-day VWAP is announced.

THE LAZARD LETTER

CTI also believes that the Lazard Letter is relevant to the question of whether the Exchange Offer satisfies Rule 13e-4(d)(1)’s requirement that the Schedule TO-I include the type and amount of consideration offered to security holders. The Lazard Letter related to a hypothetical third-party exchange offer whereby the offeror would offer to exchange its equity securities listed on a national securities exchange for the securities of the target company held by such target company’s security holders. Specifically, the Lazard Letter addressed disclosure of a mechanism for setting the exchange ratio used to determine the number of equity securities of the offeror that would be exchanged for target company securities tendered in the exchange offer, where such exchange ratio was to be set based upon the average trading price of the offeror’s equity securities over a specified period of time ending not later than the second full business day preceding the expiration of the exchange offer.

The stated goal of this mechanism was for the market value of the equity securities exchanged upon consummation of the exchange to be as close as possible to a specific total dollar value. This is economically very similar to Exchange Offer, which is designed to provide tendering holders of Notes with an amount of cash and shares of CTI’s common stock having a

Peggy Kim, Special Counsel, May 22, 2009 - Page 6

total market value as close as reasonably possible to the final value of Exchange Consideration determined through the Schedule TO-I’s “Modified Dutch Auction” procedure. The Lazard Letter concluded that such a pricing mechanism would comply with the requirements of Rule 14d-6(e)(1)(iii), as in effect at the time of the Lazard Letter, which also required disclosure of “the type and amount of consideration being offered” in connection with a tender offer (similar to the present requirements of Rule 13e-4(d)(1) referred to above).3

CTI believes that the type and amount of consideration being offered is specified by the formula disclosed in the Schedule TO-I for determining the number of shares of CTI’s common stock that will be exchanged for Notes tendered in the Exchange Offer. Specifically, the Exchange Offer complies with Rule 13e-4(d)(1) because the value of the consideration offered does not increase or decrease under such formula. Rather, only the number of shares of CTI’s common stock to be delivered changes, and only within the confines of the specified formula that is tied directly to an objective measure (i.e., the trading price of CTI’s common stock). Moreover, because its common stock is listed on the Nasdaq Capital Market, CTI believes that the opportunity to manipulate the price of the common stock is minimized.

CERTAIN OTHER CONSIDERATIONS

In addition to the similarities between the Exchange Offer and the relevant facts and circumstances described in the No-Action Letters, CTI urges the Staff to consider the following practical considerations:

•

Requiring CTI to amend and extend the Exchange Offer upon announcement of the 10-day VWAP would not be in the interests of CTI or the holders of the Notes because that would mean a significantly longer period of time would elapse between such announcement and the expiration of the Exchange Offer. After the announcement of the 10-day VWAP, the number of shares of CTI’s common stock that tendering holders will receive for their Notes at a particular value of Exchange Consideration will be fixed, but the value of those shares will depend on the market price of CTI’s common stock. Because CTI’s stock price will vary during the period between announcement of the 10-day VWAP and expiration of the Exchange Offer, and the longer this period is the greater the potential change in price, lengthening this period would create greater uncertainty for both CTI and the holders of the Notes, and could reduce the likelihood for success of the Exchange Offer, to the detriment of both CTI and the holders of the Notes. Alternatively, if it appears that the Exchange Offer will not be successful, CTI might choose to amend the terms of the Exchange Offer, thereby requiring extension of the expiration date and further delaying completion of the Exchange Offer, again to the detriment of both CTI and the holders of the Notes.

•	CTI notes that it does not currently have large cash balances relative to its operations and that its ability to raise new financing through offerings of its common stock or other

[3]	See 17 C.F.R. 240.14d-6(e)(1)(iii) (April 1, 1997) available at http://frwebgate.access.gpo.gov/cgi-bin/get-cfr.cgi (last visited May 20, 2009).

Peggy Kim, Special Counsel, May 22, 2009 - Page 7

securities may be limited during the period of the Exchange Offer. Because it is difficult to anticipate when market conditions would be conducive to an offering of common stock or other securities and ongoing problems in the credit markets limit alternative means of obtaining financing, it is important for CTI to be able to take advantage of financing opportunities while such opportunities are available. As such, requiring CTI to extend the Exchange Offer after announcement of the 10-day VWAP could adversely impact CTI’s cash position and operations.

•

The financial advisor for the Exchange Offer has indicated that, of the approximately $97.1 million principal amount of the Notes that it had identified beneficial ownership of as of May 22, 2009, over 90% of such Notes were held by “qualified institutional buyers,” as that term is defined in Rule 144A under the Securities Act of 1933, as amended. CTI respectfully notes that the Commission has enacted rules such as Rule 144A in recognition of the financial sophistication of qualified institutional buyers. As such, CTI believes that these sophisticated holders of the Notes will have ample time between the announcement of the 10-day VWAP on June 3, 2009 and the expiration of the Exchange Offer on June 10, 2009 to calculate the number of shares of CTI’s common stock that they would receive at different values of Exchange Consideration for purposes of determining whether to tender their Notes and the values at which they wish to tender such Notes. The 10-day VWAP announcement will be made prior to the opening of trading on June 3 and holders of Notes will have six full trading days in which to decide whether to tender their Notes. In contrast, the TXU Letter provided for only two full trading days between the pricing announcement and expiration of the proposed tender offer. In addition, prior to the June 3 announcement, holders of Notes will have the ability to estimate the final 10-day VWAP based on the volume weighted average trading price of CTI’s common stock for the trading days that have already elapsed during the 10-day VWAP period. CTI anticipates that toward the end of the 10-day VWAP period, it should be possible for holders to estimate a relatively narrow price band within which the final 10-day VWAP is likely to fall, using readily available stock price data.

•

CTI also respectfully requests the Staff to consider the recent issuer exchange offer by Canadian Solar Inc. to convert certain of its convertible notes into shares of its common stock, with a portion of the shares of such common stock consideration to be determined by means of a formula similar to that being used in the Exchange Offer.[4]

Incorporation of Documents by Reference, page v

3. We note that you are incorporating by reference financial information from your Form 10-K and most recent Form 10-Q. Please revise to include the summary financial information in Item 1010(c) of Regulation M-A. Refer to interpretation I.H.7. in the July 2001 Supplement to the Manual of Telephone Interpretations.

[4]	See Exhibit (a)(1)(i) to Canadian Solar Inc.’s Schedule TO-I filed May 27, 2008 available at www.sec.gov.

Peggy Kim, Special Counsel, May 22, 2009 - Page 8

Response:

In response to the Staff’s comment, CTI will amend the Offer to Exchange to include the summary financial information in Item 1010(c) of Regulation M-A.

Exhibit 99(A)(5)(II)

4. Please revise to omit the reference to the Private Securities Litigation Reform Act of 1995, since the safe harbor is not available for statements made in connection with a tender offer. Refer to Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Please also refrain from making further references to the PLSRA or its safe harbor provision in any future press releases or other communications relating to this offer.

Response:

In response to the Staff’s comment, CTI will refrain from making further references to Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, in any future press releases or other communications relating to the Exchange Offer.

*    *    *    *    *

If you have any questions regarding this letter or, please feel free to contact me at (415) 984-8793.

Sincerely,

/s/ C. Brophy Christensen
C. Brophy Christensen of O’MELVENY & MYERS LLP

CBC:JHP

cc:	James A. Bianco, M.D.
Louis A. Bianco